Exhibit 99.1

Lentuo International Reports First Quarter 2014 Financial Results with Net Income of US$1.5 Million

- Revenues and Gross Margins Increase Strongly -

BEIJING, June 27, 2014 /PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•     Building upon its return to profitability for the year 2013, net income was RMB9.0 million ($1.5 million), compared to net loss of RMB8.1 million in the first quarter of 2013.

•     Growth momentum continued with revenues increasing 11.7% to RMB782.3 million ($125.8 million), from RMB700.5 million in the first quarter 2013.

•     Gross margin for automobile sales increased to 5.7% in the first quarter of 2014 from 2.8% in the same period of 2013 with the introduction of new popular car models with higher gross margins.

•     Gross margin of repair and maintenance services increased to 41.5% from 33.9% for the same period in 2013 as the Company optimized its service offerings towards higher margin products.

“I am extremely pleased to report a profitable start to 2014, as we build upon the momentum we gained last year,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo International. “Our turnaround to profitability in the first quarter was the result of three main factors. First, we succeeded in raising the average selling price of our new vehicles by nearly 13%, which helped us achieve a nearly 12% increase in quarterly revenue. Second, we were able to increase our revenue from repair and maintenance services by about 33%. And third, we were able to significantly increase our gross margins on automobile sales as well as gross margins on repair and maintenance services compared to the first quarter in 2013.’’

“The increase in gross margin for automobile sales”, explained Mr. Guo, “was due in part to the company’s introduction of more higher-priced models into its product mix and more favorable rebate policies by auto manufacturers. Gross margins on automobile repair and maintenance services increased due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-margin products.”

“Looking to the future,” continued Mr. Guo, “we believe our new pre-owned car business will yield sustainable long-term growth. Margins on pre-owned cars in China are currently about double those on new cars, and we also anticipate achieving additional high-margin revenues on such after-sales products as financing and insurance.”

“Plus, government and industry studies indicate that China’s pre-owned car industry is fairly fragmented and will grow at least five-fold in the next decade, so we feel even more confident that our pre-owned car business will participate strongly in this growth.”

“In addition, membership in China Automobile Dealers Association’s newly launched Xing Alliance is expected to increase our 2014 pre-owned sales by about 800 cars.”

Mr. Guo concluded, “With our lean corporate structure and solid operational expertise, we are confident in our ability to seize future opportunities and deliver additional growth to our shareholders.”

First Quarter 2014 Financial Performance

Revenues for the three months ended March 31, 2014 increased 11.7% to RMB782.3 million ($125.8 million) from RMB700.5 million in the first quarter of 2013.

Revenues from automobile sales increased 11.1% to RMB656.4 million ($105.6 million) during the first quarter of 2014 from RMB591.0 million during the same period in 2013. The Company sold 3,803 vehicles, a 1.3% decrease from 3,855 vehicles in the first quarter of 2013. The increase in revenues from automobile sales was primarily due to the increase in average new vehicle unit price.

The average new vehicle unit price for the first quarter of 2014 was RMB172,600 ($27,765), a 12.6% increase from RMB153,299 in the same period in 2013. The increase was mainly due to the Company’s continuous optimization of its product mix as it caters to consumers’ increasing demand for high-end popular car models with higher average selling prices.

Revenues from repair and maintenance services in the first quarter of 2014 increased by 33.0% to RMB97.6 million ($15.7 million) from RMB73.4 million during the same period in 2013. The Company serviced 46,650 vehicles during the three months ended March 31, 2014, essentially flat from the 46,486 vehicles serviced in the first quarter of 2013. The increase in revenues from repair and maintenance services was primarily due to the increase in average unit price for the Company’s repair and maintenance services.

The average unit price for the Company’s repair and maintenance services during the first quarter of 2014 was RMB2,093 ($337), a 32.5% increase from RMB1,579 during the same period in 2013. The increase was mainly due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-priced products which tend to contribute more to profits given the higher average selling prices.

	Revenues (in thousands of Renminbi)		% Increase
	1Q 14	1Q 13	(Decrease)
Sales of automobiles
Beijing	507,905	482,391	5.3%
Outside Beijing	148,492	108,576	36.8%
Total	656,397	590,967	11.1%

Repair and maintenance services
Beijing	77,259	56,736	36.2%
Outside Beijing	20,368	16,671	22.2%
Total	97,627	73,407	33.0%

	Revenues (in thousands of Renminbi)		% Increase
	1Q 14	1Q 13	(Decrease)
Sales of automobiles
German Branded	442,651	392,698	12.7%
Japanese Branded	213,746	198,269	7.8%
Total	656,397	590,967	11.1%

Repair and maintenance services
German Branded	62,872	45,989	36.7%
Japanese Branded	34,755	27,418	26.8%
Total	97,627	73,407	33.0%

	Percent of Total Revenues
Revenue Category	1Q 14	1Q 13
Sales of automobiles	83.9%	84.3%
Automobile repair and maintenance services	12.5%	10.5%
Sales of leased automobiles	2.4%	4.3%
Other services	1.2%	0.9%
Total	100%	100%

Cost of goods sold increased by 6.9% to RMB700.0 million ($112.6 million) in the first quarter of 2014 from RMB654.7 million in the same period of 2013 as a result of higher revenue.

Gross profit increased by 79.5% to RMB82.4 million ($13.3 million) in the first quarter of 2014 from RMB45.9 million in the same quarter of 2013. The increase in gross profit was mainly due to the increase in overall gross profit margin and revenue.

Overall gross margin for the first quarter of 2014 increased 390 basis points to 10.5% from 6.6% in the first quarter of 2013. Specifically, the gross margin for automobile sales increased to 5.7% in the first quarter of 2014 from 2.8% in the same period of 2013, while the gross margin of repair and maintenance services increased to 41.5% from 33.9% for the same period in 2013. The increase in gross margin for automobile sales was due in part to the continued momentum in market demand for new popular models with higher gross margins, and more favorable rebate policies by the auto manufacturers as well as the gradual recovery of Japanese-branded car sales. Gross margin for automobile repair and maintenance services increased due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-margin products.

Selling, marketing and distribution expenses increased by 19.0% to RMB28.0 million ($4.5 million) in the first quarter of 2014 from RMB23.5 million during the same period of 2013. The increase was primarily due to higher revenue and additional staff at the new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.6% in the first quarter of 2014 from 3.4% in the first quarter of 2013.

General and administrative expenses was RMB16.0 million ($2.6 million) in the first quarter of 2014 comparing with RMB15.7 million during the same quarter of 2013. As a percentage of revenues, general and administrative expenses decreased to 2.0% in the first quarter of 2014 from 2.2% in the first quarter of 2013.

Operating income for the first quarter of 2014 was RMB38.4million ($6.2 million), compared to operating income of RMB10.2 million for the same period in 2013.

Operating margin for the first quarter of 2014 was 4.9%, an increase from 1.5% during the same quarter in 2013. The increase in operating margin was primarily attributable to the increase in overall gross margin.

Net income attributable to controlling interest was RMB9.0 million ($1.5 million) for the first quarter of 2014, compared to net loss of RMB8.1 million for the same period in 2013.

Basic and diluted earnings per ordinary share were RMB0.14 ($0.02) for the first quarter of 2014 compared to basic and diluted loss per ordinary share of RMB0.14 for the first quarter of 2013. This translates into basic and diluted earnings per ADS of RMB0.28 ($0.05) in the first quarter of 2014. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the first quarter of 2014 is 65,137,912.

Liquidity and Capital Resources

As of March 31, 2014, the Company had cash and cash equivalents of RMB226.3 million ($36.4 million), compared to RMB266.6 million as of December 31, 2013.

Expansion Strategy Update

The Company joined China Automobile Dealers Association’s (“CADA”) newly launched Xing Certified Pre-Owned Car Alliance (“Xing Alliance”) last week. The Company expects to increase pre-owned car sales by about 800 cars in 2014. Lentuo is the only publicly listed company among the first nine to join the Xing Alliance which is expected to provide the first pre-owned quality certification standard in China.

The Xing Alliance will oversee the nationwide rollout of CADA’s pre-owned car technical inspection and analysis procedures. All Xing Alliance pre-owned cars will receive a complete technical inspection and analysis to ensure they have no significant frame or internal damage, are in excellent working order and meet or exceed CADA standards for a particular make and model. Only those cars which successfully pass these standards will receive Xing Alliance Certification.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on June 27, 2014 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 888-364-3108

International Dial In	+1 719-325-2495

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on June 27, 2014 through 11:59 p.m. Eastern Daylight Time on July 4, 2014. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176

International Dial In:	+1 858-384-5517

Passcode:	7058292

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2164 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shops and one car leasing company.

Website: http://lentuo.investorroom.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo

CFO

Lentuo International Inc.

Telephone +86 139 1029 1120

Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5900 1548 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	Mar 31, 2013	Mar 31, 2014
	RMB	RMB	US$
Revenues
Sales of automobiles	590,967	656,397	105,591
Automobile repair and maintenance services	73,407	97,627	15,705
Sales of leased automobiles	29,914	18,596	2,991
Other services	6,258	9,694	1,560
Total revenues	700,546	782,314	125,847

Cost of goods sold
Sales of automobiles	(574,132)	(619,069)	(99,586)
Automobile repair and maintenance services	(48,524)	(57,076)	(9,182)
Sales of leased automobiles	(31,838)	(22,942)	(3,691)
Other services	(156)	(851)	(136)
Total cost of goods sold	(654,650)	(699,938)	(112,595)

Gross profit	45,896	82,376	13,252

Operating expenses
Selling, marketing and distribution expenses	(23,545)	(28,014)	(4,506)
General and administrative expenses	(15,684)	(15,962)	(2,568)
Loss from impairment of intangible assets			0
Total operating expenses	(39,229)	(43,976)	(7,074)

Other income, net	3,574	25	4

Operating income	10,241	38,425	6,182

Interest expenses	(18,972)	(17,791)	(2,862)

Income before income tax expenses	(8,731)	20,634	3,319
Income tax expenses	(228)	(8,202)	(1,319)

Net income and comprehensive income	(8,959)	12,432	2,000
Net income and comprehensive income attributable to non- controlling interest	(908)	3,383	544

Net income and comprehensive income attributable to controlling interest	(8,051)	9,049	1,456

Earnings per ordinary share:
Basic and diluted earnings per ordinary share	(0.14)	0.14	0.02

Weighted average ordinary shares outstanding:
Basic and diluted	58,937,912	65,137,912	65,137,912

Lentuo International Inc.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2013	Mar 31, 2014
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	266,571	226,341	36,410
Restricted cash	331,075	314,575	50,604
Accounts receivable (net of allowance for doubtful accounts of nil as of March 31, 2014 and December 31, 2013)	45,312	38,255	6,154
Inventories, net	417,524	505,577	81,330
Leased automobiles held for sale, net	225,620	213,175	34,292
Advances to suppliers	468,985	354,882	57,088
Prepaid expenses and other current assets	72,667	82,981	13,349
Amounts due from related parties	53,000	—	—
Deferred tax assets	7,823	8,477	1,364
Total current assets	1,888,577	1,744,263	280,591

Non-current assets
Property and equipment, net	768,549	794,876	127,868
Land use rights, net	17,691	17,534	2,821
Intangible assets, net	101,238	100,559	16,176
Goodwill	73,634	73,634	11,845
Long-term prepayments	447,722	447,722	72,023
Long-term investment	22,500	22,500	3,619
Deferred tax assets	3,561	3,511	565
Total non-current assets	1,434,895	1,460,336	234,917

Total assets	3,323,472	3,204,599	515,508

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	7,151	7,363	1,184
Bills payable	735,749	596,375	95,936
Advances from customers	55,970	53,510	8,608
Accrued expenses and other current liabilities	526,041	506,351	81,454
Amounts due to related parties	—	—	—
Unrecognized tax benefits	4,963	4,963	798
Taxes payable	60,993	62,473	10,050
Short-term loans	726,689	753,779	121,257
Total current liabilities	2,117,556	1,984,814	319,287

Non-current liabilities
Long-term bank loans	33,000	33,000	5,309
Deferred tax liabilities	30,393	31,831	5,120
Total non-current liabilities	63,393	64,831	10,429

Total liabilities	2,180,949	2,049,645	329,716

Shareholders’ Equity
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of March 31, 2014 and December 31, 2013 Issued and outstanding — 65,137,912 shares as of March 31, 2014 and December 31, 2013	4	4	1
Additional paid-in capital	721,611	721,611	116,082
Receivables from issuance of ordinary shares	(79,850)	(79,850)	(12,845)
Retained earnings	352,974	362,023	58,237

Total equity for controlling interest	994,739	1,003,788	161,475
Non-controlling interest	147,784	151,166	24,317
Total shareholder’s equity	1,142,523	1,154,954	185,792

Total liabilities and stockholder’s equity	3,323,472	3,204,599	515,508